     As Filed with the Securities and Exchange Commission on March 11, 1999
                            Registration No. 333-73187
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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -------------------------------------
                            PRE-EFFECTIVE AMENDMENT NO. 1
                       TO THE FORM SB-1 REGISTRATION STATEMENT
                           UNDER THE SECURITIES ACT OF 1933
                        -------------------------------------
                                     EFOX.NET, INC.
                 (Exact name of registrant as specified in its charter)

Delaware                               7310                        52-2145698
--------------               ------------------------         ---------------
(State or Othe                   (Primary Standard              (IRS Employer
Jurisdiction of              Industrial Classification         Identification
Incorporation or                      Number)                         Number)
Organization)
                        -------------------------------------
                         3 Bethesda Metro Center  Suite 700
                              Bethesda, Maryland 20814
                                   (301) 652-0999

                  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                          ------------------------------------
                                        Copy To:
                                   Carl N. Duncan, Esq.
                                 Duncan, Blum & Associates
                                   5718 Tanglewood Drive
                                  Bethesda, Maryland 20817
                                      (301) 263-0200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                      1933, check the following box:  [x].
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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities
  Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to and section 8(a), may determine.

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              EFOX.NET, INC.
                           CROSS REFERENCE SHEET
              (SHOWING LOCATION IN THE PROSPECTUS OF INFORMATION
                        REQUIRED BY ITEMS OF FORM SB-1)


An asterisk (*) under "Caption in Prospectus" indicates that the answer to the item of Form SB-1 Part I is negative or inapplicable.

ITEMS IN FORM SB-1 (MODEL B)                          CAPTION IN PROSPECTUS

I.    FORM 1-A ITEMS
      1.   Cover Page Information..........................Front Cover Page

      2.   Distribution Spread.............................Front Cover Page

      3.   Summary Information, Risk Factors
           and Dilution.....................Summary; Risk Factors; Dilution

      4.   Plan of Distribution........................Plan of Distribution

      5.   Use of Proceeds to Issue.................Application of Proceeds

      6.   Description of Business..............................The Company

      7.   Description of Property..............................The Company

      8.   Directors, Executive Officers
           and Significant Employees............................The Company

      9.   Remuneration of Directors and Officers...............The Company

     10.   Security Ownership of Management
           and Securityholders..................................The Company

     11.   Interest of Management
           and Others in Certain Transactions.........Conflicts of Interest

     12.   Securities to be Offered..............Cover Page; Description of
                                                 Capital Stock

II.   ALTERNATIVE 2 ITEMS

      1.   Inside Front and Outside Back Cover Pages
           of the Prospectus Front ..............................Cover Page

      2.   Significant Parties..................................The Company

      3.   Relationship with Issuer of Experts Named in the
           Registration Statement...................................Experts

      4.   Legal Proceedings..............................Legal Proceedings

      5.   Changes in and Disagreements with Accountants................N/A

      6.   Disclosure of Commission Position
           Indemnification......................Fiduciary Responsibility of
                                                   the Company's Management

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



     Efox.net, Inc filed its form SB-1 Registration Statement with the SEC on March 1, 1999. Since Registrant intends to solicit indications of interest for its shares of common stock, pertinent SEC regulations require that its Preliminary Prospectus dated as of April ____, 1999 contain the following mandated "red herring" disclaimer.

   Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Through administrative complications relating to EDGARIZATION conversion and associated filing, such disclaimer was inadvertently omitted from the original Form SB-1. The sole purpose of this Pre-Effective Amendment No. 1 is to file such mandated red herring disclaimer as part of Registrant's Form SB-1. (See attached cover page to the Prospectus.) In all other material respects, the Prospectus and associated Registration Statement (which are hereby incorporated by reference) are unchanged.

                                                                EXHIBIT 10.10

PROSPECTUS                $7,500,000                           APRIL___, 1999

                 1,250,000 SHARES OF COMMON STOCK

                          EFOX.NET, INC.

     1,250,000 shares of common stock (the "Shares") are being offered hereby by Efox.net, Inc., a Delaware corporation (the "Company), on a self-underwritten, best-efforts, minimum-maximum basis. (See "Plan of Distribution and "Risk Factors.") The Company will be engaged in the adult entertainment industry. More specifically, the Company was organized for the purpose of creating, launching and developing the premiere online and "offline" men's entertainment destination featuring what the Company believes are some of the most beautiful women in the world. The Company, its management believes, will tastefully package heterosexual men's favorite pursuits: Ladies, Automobiles, Sports and Stocks (what it calls the "LASS" factor) for its male-centric content.

     Unless earlier terminated, the Initial Offering Period will be up to two
(2) months from the date hereof unless, in the sole discretion of the Company, it is extended for periods up to a total of seven (7) additional months. The Company is offering a minimum of $1,000,000 up to a maximum of $7,500,000 of such Shares. (See "Plan of Distribution.") The date that (1) subscriptions for a minimum of $1,000,000 in Shares have been received and (2) the Company has accepted such subscriptions will mark the end of the Initial Offering
Period.   As described in greater detail in "Plan of Distribution," the
Offering is being made pursuant to a Registration Statement which may be extended for additional periods which will, in the aggregate, not exceed
24 months from the date of this Prospectus (the "Continuous Offering Period"). (See "Risk Factors -- No Market For The Company's Shares"). During the Initial
Offering Period, Shares will be offered at $6.00 per share.   Because Shares
are being sold by it sole principal, Joseph R. Preston, on a self-underwritten basis (without the use of broker-dealers), there is no selling commission (the "Selling Price"). (See "Notes to the Cover Page.") During the Continuous Offering Period, Shares will continue to be sold at $6.00 per share until a market develops for the Shares. (The Company intends to qualify its Shares for quotation on the NASDAQ National Market under the symbol "EFOX" once the $7,500,000 maximum offering is achieved.) At such time as a market develops, Shares will be sold by the Company at the average of the then prevailing bid and asked prices on the date the subscription is received. If a minimum of $1,000,000 of Shares is not sold during the Initial Offering Period (as it may be extended), investor funds will be promptly returned with all pro rata interest earned thereon. The minimum purchase is $300 for both the Initial and Continuous Offering Periods.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER BY ANY PERSON WITHIN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL.

                     THESE ARE SPECULATIVE SECURITIES.

        See "Risk Factors" for certain factors that should be considered by prospective investors.

POTENTIAL INVESTORS IN THE COMPANY ARE ADVISED THAT AN INVESTMENT IN ITS SHARES IS SUBJECT TO THE FOLLOWING CONSIDERATIONS, AMONG OTHERS:

*  Internet and/or adult entertainment companies can be speculative and
volatile and involve significant risks, including   those discussed in
"Risk Factors."

*  Specifically, prospective investors are advised that the Company's auditors
have issued a report (as is often true for   developmental stage entities)
which raises questions about the Company's ability to continue as a "going
concern".  (See Financial Statement, Appendix I and "Risk Factors   Going
Concern Report OfCertified Public Accountants.")


--------------------------------------------------------------------------------

    Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the
 Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

ITEM 5.     INDEX TO EXHIBITS

(a)(1)      *FINANCIAL STATEMENTS -- INCLUDED IN PROSPECTUS:

             Independent Certified Public Accountants' Report.

             Balance Sheet as of February 19, 1999.

             Statement of Changes in Shareholder's Equity for the Period January 22, 1999 (Date of Formation) through February 19, 1999.

             Notes to Financial Statements.

(a)(2)      *Included Separately from Prospectus:  Consent of Independent
             Public Accountants.

             Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b)  Exhibits:

       *3.1  Certificate of Incorporation and Certificate of Amendment thereto.

       *3.2  Bylaws of Registrant

       *3.3  Form of Stock Certificate

       *3.4 Subscription Agreement and Power of Attorney (attached to the Prospectus as Exhibit A).

       *5.1  Opinion of Counsel as to the legality of the Shares.

       *10.1 Form of Escrow Agreement between Registrant and ___________(the
             Escrow Agent).

       *10.2 Form of Work for Hire Agreement between Registrant and it independent contractors.

       *10.3 Form of Model Release Agreement between Registrant and its models.

       *10.4 Web Site Programming Services Agreement between Registrant and The
             Adrenaline Group.

       *10.5 Office Lease between Registrant and Peel Properties.

       *10.6 Telephone Services Agreement between Registrant and
             InterOffice/Bethesda.

       *10.7 Master Services Agreement between Registrant and Frontier
             Global Center.

       *10.8 Engagement Agreement between Registrant and Duncan,
             Blum & Associates (securities counsel).

       *10.9 Engagement Agreement between Registrant and Grant Thornton LLP
             (auditors).

       10.10 "Red Herring" Cover Sheet to Preliminary Prospectus.

        24.1 Consent of Counsel (Duncan, Blum & Associates).

       *24.2 Consent of Auditors (Grant Thornton LLP).

    * These exhibits were filed in the March 1, 1999 Registration Statement and, since changes thereto are not material, are not filed herewith and are hereby incorporated by reference.

                                                      SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Pre-Effective Amendment No. 1 to the Form SB-1 Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Bethesda, and State of Maryland, on the 10th day of March, 1999.

                                            Efox.net, Inc.
                                            By: /s/ Joseph R. Preston
                                            ----------------------------------
                                               Joseph R. Preston, President

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Form SB-1 Registration Statement has been signed below by the following person in his capacity as officer and/or director of the Registrant on the date indicated.



       SIGNATURES                   TITLE                    DATE
       /s/Joseph R. Preston         President, CEO           March 10, 1999
       --------------------         and Director
       Joseph R. Preston


      /s/ Joseph R. Preston         Treasurer and Chief      March 10, 1999
      ---------------------         Financial Officer
       Joseph R. Preston
